UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

eRoomSystem Technologies, Inc.
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(Name of Issuer)

Common Stock, $.001 par value per share
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(Title of Class of Securities)

296016 10 8 ------------------------------------------------------------------------- (CUSIP Number)

Gregory L. Hrncir, 3770 Howard Hughes Parkway, Suite 175, Las Vegas, Nevada 89109 Telephone: (435) 688-3603
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2000
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(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	296016 10 8	Page	2	of	4	Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven L. Sunyich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ] Not applicable.
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 848,652
	8	SHARED VOTING POWER 3,750
	9	SOLE DISPOSITIVE POWER 848,652
	10	SHARED DISPOSITIVE POWER 3,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 852,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

        This Amendment No. 1 to Schedule 13D (this "Amendment") amends the Schedule 13D of Steven L. Sunyich, as filed with the Securities and Exchange Commission on August 2, 2000 (the "Schedule 13D"), with respect to its ownership of the common stock, $.001 par value ("Common Stock"), of eRoomSystem Technologies, Inc., a Nevada corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 3.        Source and Amount of Funds or Other Consideration

        See response to Item 4, "Purpose of the Transaction."

Item 4.        Purpose of the Transaction

        In conjunction with the Company's initial public offering on August 9, 2000, 145,459 shares of the Company's Series B Convertible Preferred Stock held by Mr. Sunyich were automatically converted into 149,217 shares of Common Stock. Pursuant to the terms of the Certificate of Designation for the Company's Series B Convertible Preferred Stock, shares of Company's Series B Convertible Preferred Stock automatically converted into shares of Common Stock upon the closing of the Company's initial public offering. The resulting number of shares of Common Stock was calculated by multiplying the number of shares of Series B Convertible Preferred Stock by $3.00 and dividing the resulting number by 45% of the initial public offering price of $6.50.

Item 5.        Interest in Securities of the Issuer

a-b.        Aggregate Beneficial Ownership.

	Presently Owned	Percentage
Sole Voting Power	848,652	12.1%
Shared Voting Power	3,750	0.0%
Sole Dispositive Power	848,652	12.1%
Shared Dispositive Power	3,750	0.0%
Total Beneficial Ownership	852,402	12.1%

        The shares of Common Stock for which Mr. Sunyich holds sole voting power consist of: (i) options to purchase 371,199 shares of Common Stock granted by the Company; (ii) an aggregate of 270,564 shares held by trusts for which Mr. Sunyich acts and trustee and his family members are beneficiaries; and (iii) 206,889 shares of Common Stock issued directly to Mr. Sunyich. The shares of Common Stock for which Mr. Sunyich holds shared voting power represent the 3,750 shares of Common Stock issued to the spouse of Mr. Sunyich. The shares of Common Stock beneficially owned by Mr. Sunyich may be subject to applicable community property laws.

        These percentages reflect the percentage share ownership with respect to 7,039,091 shares, the number of shares of Common Stock outstanding as of August 9, 2000, as reported by the Company in its Quarterly Report on Form 10-QSB, filed with the Securities and Exchange Commission on August 14, 2000.

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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 28, 2000	/s/ Steven L. Sunyich ---------------------------------------------- Steven L. Sunyich

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